12011582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kyte Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields — **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KYTE SECURITIES LLC
(SEC I.D. No. 8-68606)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Kyte Securities LLC
New York, NY

We have audited the accompanying statement of financial condition of Kyte Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Kyte Securities LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

KYTE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	500,000
Deposit with clearing organization		10,000
Receivables from clearing organization		2,489,808
TOTAL ASSETS	$	2,999,808

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:		
Accounts payable and accrued expenses	$	50,000
Payable to affiliate		39,199
Total liabilities	$	89,199
SUBORDINATED LOAN PAYABLE		1,300,000
MEMBER'S INTEREST		1,610,609
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	2,999,808

See notes to statement of financial condition.

1. ORGANIZATION

Kyte Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company received a capital contribution of $1,300,000 before becoming a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on March 10, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions including those regarding certain accrued liabilities, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash — Cash consists of cash held in a major U.S. financial institution.

Deposit with Clearing Organization — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Assets and Liabilities — All of the Company's financial instruments are carried at fair value. The financial instruments measured at carrying value include cash, deposit at clearing organization, receivables from clearing organization, and payable to affiliate.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06") *Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements.* ASU 2010-06 provides amendments to Subtopic 820-10 that require new disclosures, including the amounts of and reasons for transfers in and out of Levels 1 and 2 fair value measurements and reporting activity in the reconciliation of Level 3 fair value measurements on a gross basis. ASU 2010-06 provides amendments that clarify existing disclosures regarding the level of disaggregation for providing fair value measurement disclosures for each class of assets and liabilities. In addition, it clarifies existing disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that are required for either Level 2 or Level 3. ASU 2010-06 was effective for interim and annual reporting periods ending after December 15, 2009 except for the disclosures about the roll forward of activity in Level 3 fair value measurements, which was effective for fiscal years beginning after December 31, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on the Company's statement of financial condition and the adoption of ASU 2010-06 with respect to disclosures of the roll forward of activity in Level 3 fair value measurements does not have a material impact on the Company's statement of financial condition.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 ("ASU 2011-04") Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends current guidance to result in common fair value measurement and disclosures between accounting principles generally accepted in the United States and International Financial Reporting Standards. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments in ASU 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. The fair value of the Company's Long-term obligation was estimated using market rates of interest available to the Company for debt obligations of similar types and was approximately $1,356,935 at December 31, 2011.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's financial statements, in accordance with the requirements of FASB Accounting Standards Codification (ASC) Topic 740.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors, as reported on the Statement of Financial Condition of $1,300,000, is payable to the Company's sole Member GFInet inc. Interest accrues at a rate of 3.25% per annum. The Company received authorization and approval from FINRA on March 10, 2011 for this loan. The subordinated borrowings are available in computing net capital under minimum capital requirements.

6. COMMITMENTS AND CONTINGENCIES

Guarantees — The Company is a member of a clearinghouse. Under the membership agreement, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the clearing house may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under this arrangement cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

7. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2011, the Company's net capital was $2,900,609 which exceeded the minimum requirement by $2,800,609. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

8. RELATED PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company will step out of certain transactions, and the liabilities and rights of the Company relating to the transactions are transferred to the affiliate. As at December 31, 2011 there were no applicable transactions with related affiliates.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Kyte Securities LLC
55 Water Street
New York, NY 10041

In planning and performing our audit of the financial statements of Kyte Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP